Exhibit 99.1

XPeng Releases 2021 Environmental, Social and Governance Report

GUANGZHOU, China— XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today published its 2021 Environmental, Social and Governance Report (the “ESG Report”), which outlines the Company’s strategy and outstanding achievements in ESG performance for the year.

“As a leading Smart EV player in China, we hold a deep sense of responsibility to our customers and the broader community.” said He Xiaopeng, Chairman & CEO of XPeng. “Our leadership in the Smart EV industry emphasizes the positive impact we can make in society as a responsible corporation and we are committed to using technology to bring our vision of future mobility to life, while promoting sustainable social development.”

XPeng’s guiding ESG principals center around its innovative concept of X-SEG (Smart, Efficient and Green). From the establishment and operations of its factory to its core business operations, technology innovation, supply chain management, green manufacturing, product safety management, eco-friendly operations and governance policies, X-SEG provides the framework for decisions.

XPeng’s Smart EVs delivered in 2021 are expected to reduce CO2 emissions by approximately 1 million metric tons over their entire life cycle, compared to conventional gasoline vehicles. The Company reduced its energy consumption density by 50% year-on-year. XPeng vehicles also achieved record-level safety performance with superior product quality and technology. Notably, the P7 has achieved the C-NCAP five-star safety rating and industry’s first i-VISTA Five Star Intelligent Vehicle Model award. XPeng also strives to make contributions to society through disaster relief, low-carbon education, and has established the XPeng Charity Foundation and XPeng Green Home Fund.

To view the 2021 ESG Report, please visit the ESG section of XPeng’s Investor Relations website: https://ir.xiaopeng.com/.

About XPeng Inc.

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com